FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Annual General Ordinary and Extraordinary Shareholders Meetingto be held on April 28, 2023, at 3.00 p.m. (the “Meeting”)

BANCO BBVA ARGENTINA S.A.

Annual General Ordinary and Extraordinary Shareholders Meeting

to be held on April 28, 2023, at 3.00 p.m. (the “Meeting”).

Board Proposals:

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.

It is proposed to the Meeting that any two of the attending shareholders be appointed to sign the Minutes together with the First Vice-Chairman.

2)	Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 148 ended on December 31, 2022.

The documents to be considered in this item of the Agenda are published in the Bolsas y Mercados Argentinos web and Comisión Nacional de Valores (“CNV” or the Argentine Securities and Exchange Commission) web.

The Board of Directors expects the Meeting to approve the documents submitted for its consideration.

3)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 148 ended on December 31, 2022.

To the date hereof the members of the Board of Directors are as follows:

Chairman	Lorenzo de Cristóbal de Nicolás
First Vice-Chairman	Jorge Delfín Luna
Second Vice-Chairman	Javier Pérez Cardete
Directors	Gabriel Eugenio Milstein
Gustavo Alberto Mazzolini Casas
Ernesto Mario San Gil
Adriana María Fernández de Melero
Alternate Directors	Gabriel Alberto Chaufán
Gustavo Fabián Alonso

To the date hereof the General Manager is Martín Ezequiel Zarich.

The Board refrains from making proposals on the matter and expects the Meeting to approve its management.

To the date hereof the members who form the Supervisory Committee are as follows:

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Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Julieta Paula Pariso (on the death of Alejandro Mosquera)
Gonzalo José Vidal Devoto
Alternate Members of the Supervisory Committee	Lorena Claudia Yansenson
Daniel Oscar Celentano

The Board of Directors refrains from submitting any proposals on this item and expects the Meeting to approve its management.

4)	Consideration of the results of the corporate Fiscal Year 148 ended on December 31, 2022. Treatment of the Retained Results as of December 31, 2022 in the amount of AR$ 58,825,787,705.40. It is proposed to apply: A) AR$ 11,765,157,541.08 to Legal Reserve; B) AR$ 47,060,630,164.32 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

In accordance with the resolutions of the Board of Directors Meeting held on March 6, 2023, the results of the fiscal year ended on December 31, 2022 amount to AR$ 58,814,984,594.58 which, as a consequence of an adjustment of prior years resulting from the impact of the implementation of the Accounting Information Framework established by the BCRA - IFRS 9 - Item 5.5. for Related Companies (Note 2.5. to the consolidated financial statements), the retained results were affected in the amount of AR$ 10,803,110.82. The Board of Directors proposes the following treatment of the total amount of retained results as of December 31, 2022 (amounting to AR$ 58,825,787,705.40): (a) to allocate the amount of AR$ 11,765,157,541.08 to legal reserve; and (b) to allocate the amount of P. 47,060,630,164.32 to optional reserve for future distribution of income pursuant to the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The Board of Directors expects the Meeting to approve the result of the fiscal year and its proposal for the Retained Results.

5)	Partial write-off of the "Optional Reserve for future distributions of Income" in the amount of AR$ 35,566,224,479 for the distribution of a dividend to be paid in cash and/or marketable securities, the latter under the terms approved by the Shareholders' Meeting dated April 29, 2022, all subject to the prior authorization of the Argentine Central Bank. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

As resolved at the Board of Directors meeting held on March 17, 2023, the Board of Directors proposes to allocate the amount of AR$ 35,566,224,479 to the payment of a dividend through the partial write-off of the optional reserve for future distribution of income. It is recalled that, as of this date, dividends in the amount of AR$ 14,834,791,000 have been declared and are pending payment.

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In this regard, authorization will be requested to the Argentine Central Bank to pay dividends in cash and/or marketable securities in the amount of AR$ 50,401,015,479, in installments, which as estimated, corresponds to 40% of the amount that would have corresponded if the Rules on Distribution of Results had been applied according to the provisions of Communication "A" 7719 issued by the Argentine Central Bank on March 9, 2023. The proposed amount will be paid in cash and/or in marketable securities in proportion to the nominal holding of each shareholder, as approved by the Meeting.

The amount finally authorized by the Argentine Central Bank will be applied firstly to the payment of the outstanding balance of dividends previously declared, referred to above, and the balance to the payment of the dividend to be approved by the meeting to be held on April 28, 2023. In the event that it is not possible to pay the proposed new dividend in full, such amount will be reduced to the amount that it is possible to pay, without any balance remaining to be paid in the future, and therefore, the amount that it is not possible to pay will remain in the optional reserve for future distribution of income. Likewise, it is hereby informed that no payment may be made until prior authorization by the Argentine Central Bank has been obtained.

The amounts to be paid will be subject to applicable withholding taxes.

The Board of Directors expects that the Annual Ordinary and Extraordinary General Shareholders Meeting of the Company to approve its proposal.

6)	Consideration of the Board remuneration corresponding to the Fiscal Year 148, ended on December 31, 2022.

The Board of Directors proposes to fix the amount of remuneration for the year ended December 31, 2022 at AR$ 59,727,349.50.

It is left on records that said proposal has the favorable opinion of the Company Audit Committee and the Appointment and Remuneration Committee.

The Board of Directors expects the Meeting to approve its proposal.

7)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 148, ended on December 31, 2022.

The Board of Directors proposes to fix the amount of the Supervisory Committee remuneration corresponding to the year ended on December 31, 2022 in the amount of AR$ 5.818.308.-

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The Board of Directors expects the Meeting to approve its proposal

8)	Determination of the number of members of the Board of Directors.

Article 10 of Banco BBVA Argentina S.A.̓ s By-Laws sets forth that the Board of Directors may be composed of a minimum of three Regular Directors and a maximum of nine, and an equal or lesser number of Alternate Directors.

At present, the Board of Directors of the Company is composed of seven Regular Directors and two Alternate Directors.

The terms of Jorge Delfín Luna, Adriana María Fernández de Melero and Gustavo Alberto Mazzolini Casas expired on December 31, 2022. On 24 June, 2022, Mr. Javier Pérez Cardete assumed the position of director in replacement of Mr. Alfredo Castillo Triguero, leaving vacant the position of alternate director. In this sense, the company has been informed, by the shareholder Banco Bilbao Vizcaya Argentaria S.A., its intention to propose Mr. Carlos Eduardo Elizalde, such proposal had been approved by the Nominations and Remuneration Committee.

The Board expects the Meeting to appoint the appropriate directors and to grant such authorization.

The Board of Directors refrains from making proposals and waits for the Meeting to determine the number of members of the Board of Directors.

9)	Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

The Board refrains from making proposals regarding the election of directors with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores - CNV) and proceed to the registration with the corresponding Public Registry.

10)	Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

Pursuant to Article 19 of the Company By-Laws, the supervision of the Company is in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which must also elect an equal number of alternates for the same term of office.

The terms of office of the regular members: Vanesa Claudia Rodríguez, Alejandro Mosquera (who after his death was replaced by Julieta Paula Pariso), Gonzalo José Vidal Devoto and of the alternate member Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano will expire on December 31, 2022.

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All the members proposed to integrate the Supervisory Committee shall be independent according to the CNV rules in force.

The Board of Directors refrains from making proposals in this regard and waits for the Meeting to make the corresponding appointments.

11)	Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 148, ended on 31 December 2022.

The Board of Directors proposes to fix the remuneration of the accountant rendering opinion on the financial statements for the fiscal year ended on December 31, 2022 in the amount of AR$ 231,048,297 plus VAT, considering that the Audit Committee has decided that it is a reasonable amount.

The Board of Directors expects the approval of its proposal by the Meeting

12)	Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2023.

The Board proposes that Javier José Huici be appointed as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditor, both of them partners in Pistrelli, Henry Martin and Asociados S.R.L, for the financial statements corresponding to the year to be ended on December 31, 2023. This proposal has the favorable opinion of the Audit Committee under Law 26,831.

The Board expects the Meeting to approve its proposal

13)	Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

Considering the request of the Audit Committee, the Board proposes the allocation of a budget of AR$ 5,948,756.37 to the Audit Committee, to apply it to the payment of professional advisory services, training and implementation of internal controls during the fiscal year to be ended on December 31, 2023.

The Board expects the Meeting to approve its proposal.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 4th, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer